SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100

Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.
Series A Common Stock: 74915M100
Series B Common Stock: 74915M209
1	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Gregory B. Maffei

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

Series A Common Stock: 4,834,623 (1), (2), (3)

Series B Common Stock: 8,345,664 (1), (3), (4), (5)
	8	Shared Voting Power

Series A Common Stock: 0

Series B Common Stock: 0
	9	Sole Dispositive Power

Series A Common Stock: 4,834,623 (1), (2), (3)

Series B Common Stock: 8,345,664 (1), (3), (4), (5)
	10	Shared Dispositive Power

Series A Common Stock: 0

Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

Series A Common Stock: 4,834,623 (1), (2), (3)

Series B Common Stock: 8,345,664 (1), (3), (4), (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)

Series A Common Stock: 1.2% (1), (2), (3), (6)

Series B Common Stock: 89.4% (1), (3), (4), (5), (6)
14	Type of Reporting Person (See Instructions)
IN

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(1)            Includes (i) 4,834,623 shares of Series A common stock, par value $0.01 per share (the “Series A Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”), and (ii) 406,758 shares of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, September 25, 2024.

(2)            Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Gregory B. Maffei (“Mr. Maffei”); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 13,180,287 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 3.3% of such shares of Series A Common Stock outstanding.

(3)            The Maffei Stock Exchange Agreement that was previously described in Item 4 of the Schedule 13D (the “Maffei Stock Exchange Agreement”) contains certain provisions relating to the voting and transfer of the Series A Common Stock and Series B Common Stock beneficially owned by Mr. Maffei.

(4)            Includes 1,101,321 restricted shares of Series B Common Stock that are scheduled to vest, subject to Mr. Maffei's continued employment with the Issuer, in two equal tranches on each of December 10, 2024 and June 3, 2026, subject to earlier vesting under certain circumstances.

(5)            On September 25, 2024, in connection with the resolution of the action styled In re Qurate Retail, Inc. Derivative Litigation, C.A. No. 1116-SG (the “Action”), Mr. Maffei entered into a call agreement with the Issuer (the “Call Agreement”). Pursuant to the Call Agreement, the Issuer has the right, upon Mr. Maffei’s death, to acquire shares of Series B Common Stock owned by Mr. Maffei and certain successors and permitted transferees (together, the “Maffei Group”). The Call Agreement also prohibits the Maffei Group from disposing of their shares of Series B Common Stock, except for certain exempt transfers (such as transfers to related parties) and except for a transfer made in compliance with the Issuer’s call rights. The Call Agreement will become effective on the date the Court of Chancery of the State of Delaware enters a final judgment approving the resolution of the Action and such final judgment is finally affirmed on appeal or is not subject to appeal (or further appeal) by lapse of time or otherwise. For additional information regarding the Call Agreement, see Item 6 of the Schedule 13D.

(6)            For purposes of calculating Mr. Maffei’s beneficial ownership, the total number of shares of Series A Common Stock outstanding was 392,828,329 and the total number of shares of Series B Common Stock outstanding was 9,334,598, based, in each case, on the number of shares outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 8, 2024, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, September 25, 2024. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 18.2% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 21, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 2 to the statement on Schedule 13D filed with the SEC on March 17, 2020, Amendment No. 3 to the statement on Schedule 13D filed with the SEC on September 29, 2020, Amendment No. 4 to the statement on Schedule 13D filed with the SEC on May 20, 2021, Amendment No. 5 to the statement on Schedule 13D filed with the SEC on June 4, 2021, Amendment No. 6 to the statement on Schedule 13D filed with the SEC on March 14, 2022, Amendment No. 7 to the statement on Schedule 13D filed with the SEC on March 30, 2023 and Amendment No. 8 to the statement on Schedule 13D filed with the SEC on November 1, 2023 (“collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 9 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On March 15, 2024, Mr. Maffei acquired beneficial ownership of an additional 352,564 shares of Series B Common Stock as a result of the vesting of performance stock units on March 15, 2024. The performance stock units were granted to Mr. Maffei on March 3, 2023 pursuant to the terms of the employment agreement between Mr. Maffei and Liberty Media Corporation, a Delaware corporation.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last four paragraphs thereof and supplemented to include the following information:

Mr. Maffei holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

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Mr. Maffei is Executive Chairman of the Board of Directors of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock, subject the terms of the Maffei Stock Exchange Agreement, or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, subject to the terms of the Call Agreement (as defined below), as the case may be. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 4,834,623 shares of Series A Common Stock (including 4,834,623 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, September 25, 2024), which shares represent 1.2% of the outstanding shares of Series A Common Stock, and (ii) 8,345,664 shares of Series B Common Stock (including (A) 406,758 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, September 25, 2024, and (B) 1,101,321 restricted shares), which shares represent approximately 89.4% of the outstanding shares of Series B Common Stock. The foregoing percentages are based on the 392,828,329 shares of Series A Common Stock and 9,334,598 shares of Series B Common Stock deemed outstanding, based, in each case, on the number of shares outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 8, 2024, and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, September 25, 2024. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 18.2% of the voting power with respect to the general election of directors of the Issuer.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the terms of the Maffei Stock Exchange Agreement and subject to the terms of the Call Agreement.

(c)            Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 25, 2024, Mr. Maffei entered into a call agreement (the “Call Agreement”) with the Issuer pursuant to which Mr. Maffei granted to the Issuer the right to purchase all shares of High Vote Stock (as defined below) owned by Mr. Maffei and certain successors and permitted transferees (collectively, the “Maffei Group”) upon Mr. Maffei’s death. If that right is exercised, the Issuer may acquire the High Vote Stock at a price equal to the market price of the Low Vote Stock (as defined below) into which such High Vote Stock is convertible, plus a 10% premium. The Issuer also has a right of first refusal to purchase High Vote Stock that a member of the Maffei Group may propose to sell to a third party, at a purchase price equal to the lesser of (i) the price offered by the third party and (ii) the market price of the Low Vote Stock into which such High Vote Stock is convertible, plus a 10% premium. In either case, if the Issuer exercises its right to purchase the High Vote Stock of the applicable member of the Maffei Group, such member of the Maffei Group can elect to receive from the Issuer the purchase price for such High Vote Stock in cash, shares of Low Vote Stock or a combination thereof. The Call Agreement also prohibits any member of the Maffei Group from disposing of High Vote Stock, except for certain exempt transfers (such as transfers to specified related parties, the conversion of any High Vote Stock to Low Vote Stock on a one-for-one basis or certain dispositions to satisfy withholding obligations in connection with the exercise of stock options) and except if the Issuer fails to exercise its right of first refusal in connection with a proposed sale of High Vote Stock to a third party.

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For purposes of the Call Agreement, “High Vote Stock” is common stock of the Issuer of any series that has voting rights greater than one vote per share, while “Low Vote Stock” is common stock of the Issuer of any series that has not more than one vote per share. The High Vote Stock currently consists of the Series B Common Stock, while the Low Vote Stock currently consists of the Series A Common Stock.

The Call Agreement will become effective on the date the Court of Chancery of the State of Delaware enters a final judgment approving the resolution of the action styled In re Qurate Retail, Inc. Derivative Litigation, C.A. No. 1116-SG and such final judgment is finally affirmed on appeal or is not subject to appeal (or further appeal) by lapse of time or otherwise. The Call Agreement will terminate upon the first to occur of (i) all of the High Vote Stock held by the Maffei Group has been sold to the Issuer and/or sold to a third party whereby the Issuer did not elect to exercise its right of first refusal, (ii) a change of control of the Issuer (subject to certain exceptions), (iii) the Maffei Group collectively beneficially own less than 5% of the voting power of the Issuer and (iv) the Issuer’s call right following the death of Mr. Maffei has expired unexercised.

The Call Agreement is filed as Exhibit 7(a) to this Amendment and is incorporated by reference herein. The foregoing description of the Call Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Call Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

7(a)	Call Agreement, dated September 25, 2024, between Gregory B. Maffei and Qurate Retail, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2024

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM 13D Amendment No. 9 regarding QRI]

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